Exhibit 21.1

Subsidiaries of Alamar Biosciences, Inc.

Name of Subsidiary	Jurisdiction of Organization
Alamar Biosciences Europe, S.R.L.	Milan, Italy
Alamar Biosciences (BVI) Holding, Ltd.	British Virgin Islands
Alamar Biosciences Cayman, Ltd.	Cayman Islands
Alamar Biosciences (BVI) Sub, Ltd.	British Virgin Islands
Alamar Biosciences (Hong Kong) Limited	Hong Kong, China
Alamar Enterprise Management (Hangzhou) Co., Ltd.) 爱拉码企业管理（杭州）有限公司	Hangzhou, China
Hangzhou Alamar Biotechnology Co., Ltd. 杭州爱拉码生物科技有限公司	Hangzhou, China